December 23, 2005

Mr. Steven Jacobs

Accounting Branch Chief

Mail Stop 4561

Securities And Exchange Commission

100 F Street E

Washington DC 20549

Dear Mr. Jacobs,

Re: Your letter of December 19, 2005

In response to your above letter, please note the following:

  We have filed our letter dated October 19, 2005 on EDGAR
  We have amended our Form 10-QSB reports for the quarters to March and June 2005, in relation to the cash flows and discontinued operations.
  We are filing our Form 10-KSB for the year ended September 30, 2005 concurrent with the filing of this letter. Note D of the attached financial statements for the year restates the transaction as it relates to the final $51,000 remitted by RLH to the Company, and elaborates on the accounting treatment employed in relation to the shares in RLH received by the Company.

I trust that the foregoing answers you questions.

Thank you

Yours Sincerely

Paul L. Barham

Chief Executive Officer